Mail Stop 7010

                  November 23, 2005



David C. Milholm
Double Eagle Petroleum Co.
Chief Financial Officer
777 Overland Trail
Casper, Wyoming 82601

      Re:	Double Eagle Petroleum Co.
		Form 10-KSB for the Year Ended December 31, 2004
		Filed on March 31, 2005
		Form 10-QSB for the Quarterly Period Ended September 30,
2005
      File number 0-06529

Dear Mr. Milholm:

      We have reviewed your filings and have the following comments.
We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-KSB for the Year Ended December 31, 2004

Reserve Replacement Costs, page 10

1. We note you choose to disclose your finding and development cost per unit. Please expand your disclosure to include the following information:

* Describe how the ratio is calculated.
* Identify the status of the proved reserves that have been added (e.g., proved developed vs. proved undeveloped).
* Identify the reasons why proved reserves were added.
* Disclose how management uses this measure.
* Disclose the limitations of this measure.
* Indicate whether the finding and development cost per unit measure is comparable to other like measures disclosed by other companies. Form 10-QSB for the Quarterly Period Ended September 30, 2005

New Accounting Pronouncements, page 15

2. You stated the adoption of FSP 19-1 had no impact on your financial statements. Please tell us how the additional disclosure requirement with respect to capitalized exploratory well costs applies to you and why you believe such requirement has no impact on your financial statements.

		As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information.
Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Yong Choi at (202) 551-3758 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3684 with any other questions.

Sincerely,


April Sifford
Branch Chief

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David C. Milholm
Double Eagle Petroleum Co.
November 23, 2005
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE